

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

January 4, 2017

Chadwick Sahley
Chief Executive Officer
New Media Trader, Inc.
31563 Lindero Canyon Road, Unit 2
Westlake Village, California 91361

> **Re:** **New Media Trader, Inc.**
> **Offering Statement on Form 1-A**
> **Filed December 20, 2016**
> **File No. 024-10655**

Dear Mr. Sahley:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please note that all non-public submissions of draft offering statements must be submitted via EDGAR, and the initial non-public submission, all non-public amendments thereto, and correspondence submitted by or on behalf of the issuer to the Commission staff regarding such submissions must be publicly filed and available on EDGAR as exhibits to the offering statement not less than 21 calendar days before qualification of the offering statement.

Capitalization, page 14

2.   Since this is a best efforts offering with no defined minimum share issuance, please revise to remove any assumed net proceeds to be received from the sale of Series A-1 preferred shares.

3.   Please provide the calculations that support the 410,916 share of Series A-1 convertible preferred to be issued upon conversion of $712,000 of convertible notes. Also, it appears that $250,000 and $9,167 of the notes become due and payable on January 5, 2017 and January 23, 2017, respectively. Tell us whether you assumed the conversion of these notes in your pro forma calculations, and if so, why given the pending maturity dates.

4.   Revise the disclosures preceding the table to discuss the terms under which the notes become convertible, including the number of Series A-1 preferred shares that must be sold in the offering to trigger conversion.

Compensation of Directors and Executive Officers, page 32

5.   Please revise your executive compensation disclosures to reflect 2016 compensation. Please refer to Item 11(a) of Form 1-A.

       We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Kathleen Collins, Accounting Branch Chief at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Matthew Derby at (202) 551-3334 or me at (202) 551-3730.

                                        Sincerely,

                                        /s/ Jan Woo

                                        Jan Woo
                                        Legal Branch Chief
                                        Office of Information Technologies
                                        and Services

cc: Mark Hiraide, Esq.
       Mitchell Silberberg & Krupp LLP